UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto
Filed Pursuant to Rule 13d-2(a) Under the Securities Exchange Act of 1934
Calumet Specialty Products Partners, L.P.

(Name of the Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
131476103

(CUSIP Number)
Janet Krampe Grube
2780 Waterfront Pkwy. E. Dr.,
Suite 200, Indianapolis, IN 46214
317-328-5660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
January 31, 2006

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	131476103

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Janet Krampe Grube

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,179,969 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,179,969 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,179,969 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.16%

14	TYPE OF REPORTING PERSON

IN

(1)	Janet Krampe Grube directly owns 11,660 Common Units and may be deemed to beneficially own an additional 1,168,309 Common Units in her role as trustee of the Janet Krampe Grube grantor retained annuity trust dated January 31, 2002 (“Grube Trust I”) and the Janet Krampe Grube grantor retained annuity trust dated March 18, 2004 (“Grube Trust II”). Janet Krampe Grube directly owns 26,455 subordinated units and may be deemed to beneficially own an additional 2,649,728 subordinated units in her role as trustee of the Grube Trust I and the Grube Trust II, which subordinated units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances, but in no event before December 31, 2010, as set forth in the First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P., which is incorporated herein by reference.

CUSIP No.	131476103

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Janet Krampe Grube grantor retained annuity trust dated January 31, 2002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana

	7	SOLE VOTING POWER

NUMBER OF		1,020,456 (1) (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,020,456 (1) (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,020,456 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.32%

14	TYPE OF REPORTING PERSON

OO

(1)	Janet Krampe Grube is the sole trustee of the Janet Krampe Grube grantor retained annuity trust dated January 31, 2002 (“Grube Trust I”).

(2)	Grube Trust I also owns 2,314,396 subordinated units, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances, but in no event before December 31, 2010, as set forth in the First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P., which is incorporated herein by reference.

CUSIP No.	131476103

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Janet Krampe Grube grantor retained annuity trust dated March 18, 2004

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana

	7	SOLE VOTING POWER

NUMBER OF		147,853 (1) (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		147,853 (1) (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,853 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.77%

14	TYPE OF REPORTING PERSON

OO

(1)	Janet Krampe Grube is the sole trustee of the Janet Krampe Grube grantor retained annuity trust dated March 18, 2004 (“Grube Trust II”).

(2)	Grube Trust II also owns 335,332 subordinated units, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances, but in no event before December 31, 2010, as set forth in the First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P., which is incorporated herein by reference.

Item 1. Security and Issuer.
(a)	The class of equity securities to which this Schedule 13D (this “Schedule”) relates is common units representing limited partner interests (“Common Units”) of Calumet Specialty Products Partners, L.P. (the “Issuer”), a Delaware limited partnership having its principal executive office at 2780 Waterfront Pkwy E. Drive, Suite 200, Indianapolis, Indiana 46214. In addition, Janet Krampe Grube, Janet Krampe Grube grantor retained annuity trust dated January 31, 2002 (“Grube Trust I”) and Janet Krampe Grube grantor retained annuity trust dated March 18, 2004 (“Grube Trust II”) each beneficially own subordinated units (“Subordinated Units”), which are convertible into Common Units on a one-for-one basis at the end of the subordination period dependent on financial tests, but in no event before December 31, 2010, as set forth in the First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P., which is incorporated herein by reference.
Item 2. Identity and Background.
(a)	This Schedule is filed by Janet Krampe Grube, an individual, Grube Trust I, an Indiana trust, and Grube Trust II, an Indiana Trust. Janet Krampe Grube, Grube Trust I and Grube Trust II are hereinafter referred to collectively as the “Reporting Persons.” Janet Krampe Grube is the spouse of F. William Grube, Chief Executive Officer, President and a Director of the general partner of the Issuer. F. William Grube has no voting or investment power over the units owned by Janet Krampe Grube, Grube Trust I or Grube Trust II and he has disclaimed beneficial ownership of all such units.

(b)	The address of the principal place of business of the Reporting Persons is 2780 Waterfront Pkwy. E. Dr., Suite 200, Indianapolis, IN 46214.

(c)	Janet Krampe Grube’s principal business is personal investment. Grube Trust I and Grube Trust II acquire, hold, manage and dispose of assets for the benefit of Janet Krampe Grube and her two children.

(d)	During the last five years, Janet Krampe Grube (acting either individually or as trustee of Grube Trust I or Grube Trust II) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Janet Krampe Grube (acting either individually or as trustee of Grube Trust I or Grube Trust II) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Janet Krampe Grube is a citizen of the United States of America. Grube Trust I and Grube Trust II are both trusts formed under the laws of the State of Indiana.
Item 3. Source and Amount of Funds or Other Consideration.
     At the closing of the Issuer’s initial public offering of Common Units (the “Offering”) on January 31, 2006, each of Janet Krampe Grube, Grube Trust I and Grube Trust II agreed to convey certain assets and liabilities to the Issuer. In exchange for those assets and liabilities, Janet Krampe Grube received 11,660 Common Units and 26,455 Subordinated Units, Grube Trust I received 1,020,456 Common Units and 2,314,396 Subordinated Units and Grube Trust II received 147,853 Common Units and 335,332 Subordinated Units. Subject to the satisfaction of certain conditions, the Subordinated Units are convertible into Common Units on a one-for-one basis at the end of the subordination period dependent on financial tests, but in no event before December 31, 2010, as set forth in the First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P., which is incorporated herein by reference
Item 4. Purpose of Transaction.

     See Item 3 above. The units reported in Item 3 of this Schedule 13D were acquired for investment purposes.
     As of the date of this Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein:
•	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, except that the Reporting Persons may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units or Subordinated Units now owned or hereafter acquired by them to one or more purchasers;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, in each case, except as contemplated in connection with the initial public offering;

•	any material change in the present capitalization or dividend policy of the issuer;

•	any other material change in the Issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

•	causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a) According to the Issuer’s Annual Report on Form 10-K, there were currently 19,166,000 Common Units of the Issuer outstanding and 13,066,000 Subordinated Units of the Issuer outstanding as of February 29, 2008. In her individual capacity, Janet Krampe Grube beneficially owns 11,660 Common Units, representing approximately 0.06% of the outstanding Common Units, and 26,445 Subordinated Units, representing approximately 0.20% of the outstanding Subordinated Units. Grube Trust I beneficially owns 1,020,456 Common Units, representing approximately 5.32% of the outstanding Common Units, and 2,314,396 Subordinated Units, representing approximately 17.71% of the outstanding Subordinated Units. Grube Trust II beneficially owns 147,853 Common Units, representing approximately 0.77% of the outstanding Common Units, and 335,332 Subordinated Units, representing approximately 2.57% of the outstanding Subordinated Units. Individually and in her role as sole trustee of Grube Trust I and Grube Trust II, Janet Krampe Grube may be deemed to beneficially own a total of 1,179,969 Common Units, representing approximately 6.16% of the outstanding Common Units, and 2,676,173 Subordinated Units, representing approximately 20.48% of the outstanding Subordinated Units.
     (b) Janet Krampe Grube has sole power to direct the vote and the disposition of all of the units held by Janet Krampe Grube, Grube Trust I and Grube Trust II.
     (c) None of Janet Krampe Grube, Grube Trust I or Grube Trust II have effected any transactions in the Common Units during the past 60 days.

     (d) No person other than the Janet Krampe Grube, Grube Trust I or Grube Trust II is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the Common Units.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     As described in Item 2, Janet Krampe Grube is the spouse of F. William Grube, the Chief Executive Officer, President and a Director of the general partner of the Issuer. F. William Grube has no voting or investment power over the units owned by Janet Krampe Grube, Grube Trust I or Grube Trust II and he has disclaimed beneficial ownership of all such units.
     The Amended and Restated Partnership Agreement of Calumet Specialty Products Partners, L.P. contains various provisions with respect to the Common Units and the Subordinated Units governing, among other matters, the conversion of the Subordinated Units, distributions, transfers and allocation of profits and losses to the partners.
Item 7. Material to be Filed as Exhibits.
     A. Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 13, 2006 (File No. 000-51734)).
     B. Joint Filing Statement (filed herewith).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 13, 2008

JANET KRAMPE GRUBE GRANTOR RETAINED ANNUITY TRUST DATED JANUARY 31, 2002

By:	/s/ Janet Krampe Grube
Name: Janet Krampe Grube
Title: Trustee

JANET KRAMPE GRUBE GRANTOR RETAINED ANNUITY TRUST DATED MARCH 18, 2004

By:	/s/ Janet Krampe Grube
Name: Janet Krampe Grube
Title: Trustee

/s/ Janet Krampe Grube
Janet Krampe Grube

EXHIBIT INDEX
A.	Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 13, 2006 (File No. 000-51734)).

B.	Joint Filing Agreement (filed herewith).